UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On March 7, 2024, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), mailed a proxy statement (the “Proxy Statement”) for an extraordinary meeting of the shareholders of the Company (the “Extraordinary Meeting”). The Proxy Statement contains two proposals, which are summarized below.

1.

As an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a share consolidation, of the Company’s authorized and issued share capital of ordinary shares, at a ratio of not less than one-for-two and not more than one-for-twenty, at any time prior December 31, 2024, or such later time in the event The Nasdaq Stock Market LLC extends the amount of time available to the Company to regain compliance with their minimum bid price requirement beyond such date, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Share Consolidation”); and

2.

As an ordinary resolution, to increase the authorized share capital to $75,000, with the maximum number of ordinary shares in the capital of the Company and the maximum number of preference shares in the capital of the Company that the Company is authorized to be increased proportionately, after giving effect to the Share Consolidation, if applicable.

The Extraordinary Meeting is scheduled to be held on or about March 26, 2024 at 9:00 a.m. ET via live webcast. Only holders of ordinary shares at 5:00 p.m. ET on February 29, 2024 can vote at the Extraordinary Meeting or at any adjournment that may take place.

The Proxy Statement and related materials are furnished as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 of this Report of Foreign Private Issuer on Form 6-K.

INCORPORATION BY REFERENCE

Only the information included under the heading “Explanatory Note” of this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and shall be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Extraordinary Meeting of Shareholders and Proxy Statement
99.2	Notice Regarding the Availability of Proxy Materials
99.3	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: March 7, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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